SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Coal Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45928H106
(CUSIP Number)
Paul Rivett
Vice President and Chief Legal Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- With a copy to -
Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
December 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45928H106	Page	2	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) V. PREM WATSA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADIAN

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,577,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

22,577,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,577,788

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.1%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	45928H106	Page	3	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,577,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

22,577,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,577,788

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	4	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,577,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

22,577,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,577,788

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	5	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,577,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

22,577,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,577,788

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	6	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,577,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

22,577,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,577,788

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	7	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ODYSSEY AMERICA REINSURANCE CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,888,965

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

11,888,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,888,965

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	8	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLEARWATER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,405,125

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,405,125

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,405,125

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	9	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UNITED STATES FIRE INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	10	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE NORTH RIVER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW JERSEY

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	11	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIG INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,930,229

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,930,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,930,229

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.9%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	12	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WENTWORTH INSURANCE COMPANY LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BARBADOS

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,185,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,185,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,185,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.6%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	13	of	47	Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NSPIRE RE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

IRELAND

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,572,994

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,572,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,572,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.8%

14	TYPE OF REPORTING PERSON

CO

     This Amendment No. 7 amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2008 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, United States Fire Insurance Company, The North River Insurance Company and TIG Insurance Company, as amended by Amendment No. 1 thereto filed on May 29, 2008, Amendment No. 2 thereto filed on November 25, 2008, Amendment No. 3 thereto filed on December 9, 2008, Amendment No. 4 thereto filed on February 25, 2009, Amendment No. 5 thereto filed on December 22, 2009 and Amendment No. 6 thereto filed on March 10, 2010.
          Amendment No. 1 to the Schedule 13D was filed to report that Fairfax Financial Holdings Limited (“Fairfax”) and International Coal Group, Inc. (“ICG”) entered into a Registration Rights Agreement, dated as of May 16, 2008, as described in Item 6 therein.
          Amendment No. 2 to the Schedule 13D was filed to report that the Reporting Persons (as defined below) had acquired an additional 4,994,400 shares of common stock of ICG.
          Amendment No. 3 to the Schedule 13D was filed to report that the Reporting Persons had acquired an additional 4,090,000 shares of common stock of ICG.
          Amendment No. 4 to the Schedule 13D was filed to report that the Reporting Persons had acquired an additional 6,400,000 shares of common stock of ICG.
          Amendment No. 5 to the Schedule 13D was filed to report the exchange of $30,000,000 aggregate principal amount of 9.00% Convertible Senior Notes due 2012 (“2012 Notes”) of ICG for 8,616,188 shares of common stock of ICG.
          Amendment No. 6 to the Schedule 13D was filed to report that Fairfax and certain underwriters had entered into a lock-up agreement, dated as of March 10, 2010, with respect to the shares of common stock of ICG and debt securities of ICG beneficially owned by Fairfax.
          This Amendment No. 7 to the Schedule 13D relates to the sale (the “Transaction”) of an aggregate of 22,577,800 shares of common stock of ICG by certain subsidiaries of Fairfax pursuant to an underwriting agreement (the ‘Underwriting Agreement”), dated as of December 14, 2010, among Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Underwriter”), ICG and the selling stockholders listed in Schedule B thereto, in connection with the sale of Shares in a public offering pursuant to a registration statement on Form S-3 (the “Registration Statement”) filed by ICG with the Commission. The Transaction closed on December 17, 2010.
          The following amendments to Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby made:
Item 2. Identity and Background.
          Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

          “This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):
1.	V. Prem Watsa, an individual, is a citizen of Canada and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2.	1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

3.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

4.	810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

5.	Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6.	Odyssey America Reinsurance Corporation (“Odyssey America”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of Odyssey Re Holdings Corp. Fairfax beneficially owns all of the common stock of Odyssey Re Holdings Corp. The principal business of Odyssey America is reinsurance. The principal business and principal office address of Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902;

7.	Clearwater Insurance Company (“Clearwater”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Odyssey America. The principal business of Clearwater is property/casualty reinsurance. The principal business and principal office address of Clearwater is 300 First Stamford Place, Stamford, Connecticut 06902;

8.	United States Fire Insurance Company (“US Fire”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is property/casualty insurance. The principal business and principal office address of US Fire is 305 Madison Ave., Morristown, New Jersey 07962;

9.	The North River Insurance Company (“North River”), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business and principal office address of North River is 305 Madison Ave., Morristown, New Jersey 07962;

10.	TIG Insurance Company (“TIG”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business and principal office address of TIG is 250 Commercial Street, Suite 500, Manchester, NH 03101;

11.	Wentworth Insurance Company Ltd. (“Wentworth”), a corporation incorporated under the laws of Barbados, is a wholly-owned subsidiary of Fairfax. The principal business of Wentworth is property and casualty reinsurance. The principal business and principal office address of Wentworth is Building #2 — Suite 1A, Manor Lodge Complex, Lodge Hill, St. Michael, Barbados; and

12.	nSpire Re Limited (“nSpire”), a corporation incorporated under the laws of Ireland, is a wholly-owned subsidiary of Fairfax. The principal business of nSpire is the reinsurance of certain of Fairfax’s subsidiaries. The principal business and principal office address of nSpire is First Floor, 25-28 Adelaide Road, Dublin 2, Republic of Ireland.
Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, Odyssey America, Clearwater, US Fire, North River, TIG, Wentworth or nSpire that it is the beneficial owner of the shares of common stock of ICG (the “Shares”) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J or K, as the case may be, and such Annexes are incorporated herein by reference.
Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 4. Purpose of Transaction.
          Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
“The Shares have been acquired for investment purposes.
The Reporting Persons have the following plans and proposals:
(a) Except as described herein, the Reporting Persons currently do not intend to acquire or dispose of securities of ICG, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in ICG, including the price and availability of the securities of ICG, subsequent developments affecting ICG’s business, other investment and business opportunities available to the Reporting Persons and general market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional securities of ICG or may decide in the future to sell all or part of their investment in ICG;
(b) The Reporting Persons have no plans or proposals to cause ICG to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of ICG or any of its subsidiaries;
(c) The Reporting Persons have no plans or proposals to cause ICG or any of its subsidiaries to sell or transfer a material amount of assets;
(d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of ICG, whether through a change in the number or term of directors or otherwise;
(e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of ICG;
(f) The Reporting Persons have no plans or proposals to cause ICG to make any other material change in its business or corporate structure;

(g) The Reporting Persons have no plans or proposals to cause ICG to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of ICG by any person;
(h) The Reporting Persons have no plans or proposals to cause the Shares to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;
(i) The Reporting Persons have no plans or proposals to cause any class of equity securities of ICG to become eligible for termination or registration pursuant to Section 12(g) of the Exchange Act; and
(j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.”
Item 5. Interest in Securities of the Issuer.
          Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
“(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
(b) The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
(c) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, or I, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.
(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than each of the Reporting Persons.
(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information to the end thereof:
“Lock-Up Agreements
On December 13, 2010, in connection with the Transaction, each of Fairfax, Odyssey America, Clearwater, US Fire, North River, TIG, Wentworth and nSpire entered into an agreement with the Underwriter (the “Lock-Up Agreements”) which provides that, for a period beginning on December 13, 2010 and ending on, and including, the date that is 90 days after the date of the final prospectus supplement relating to the Transaction (the “Lock-Up Period”), it will not, without the prior written consent of the Underwriter, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, any Shares or any other securities of ICG that are substantially similar to Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any of the transactions specified in clause (i) or (ii), subject to certain exceptions. In addition, each of Fairfax, Odyssey America, Clearwater, US Fire, North River, TIG, Wentworth and nSpire agreed to waive any rights it may have to require the registration of Shares in connection with the filing of any registration statement relating to the Transaction, and that, during the Lock-Up Period, it will not, without the prior written consent of the Underwriter, make any demand for, or exercise any right with respect to, the registration of Shares or any securities convertible into or exercisable or exchangeable for Shares, or warrants or other rights to purchase Shares or any such securities. If (i) notified in writing that ICG does not intend to proceed with the Transaction, (ii) the registration statement with respect to the Transaction is withdrawn, (iii) the Underwriting Agreement is terminated prior to the “time of purchase” (as defined therein) or (iv) the final prospectus supplement relating to the Transaction has not been filed on or prior to the date that is 30 days after December 13, 2010, the Lock-Up Agreement will be terminated and Fairfax, Odyssey America, Clearwater, US Fire, North River, TIG, Wentworth or nSpire, as the case may be, will be released from its obligations thereunder.
The description in this Item 6 of the Lock-Up Agreements is qualified in its entirety by reference to the form of the Lock-Up Agreement, which has been filed as an Exhibit to this Schedule 13D.
Underwriting Agreement
In connection with the Transaction, Odyssey America, Clearwater, US Fire, North River, TIG, Wentworth, nSpire, WLR Recovery Fund L.P., WLR Recovery Fund II, L.P. and WLR

Recovery Fund III, L.P. (the “Selling Stockholders”) entered into the Underwriting Agreement pursuant to which the Selling Stockholders agreed to sell to the Underwriter an aggregate of 34,846,500 Shares, including 22,577,800 Shares sold by Odyssey America, Clearwater, US Fire, North River, TIG, Wentworth and nSpire (the “Fairfax Selling Stockholders”). As well, under the Underwriting Agreement, the Selling Stockholders have granted to the Underwriter an option to purchase up to an aggregate of 5,226,975 additional Shares to cover overallotments, if any, including up to 3,386,670 Shares from the Fairfax Selling Stockholders. The sale of 34,846,500 Shares pursuant to the Underwriting Agreement closed on December 17, 2010.
The description in this Item 6 of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which has been filed as an Exhibit to this Schedule 13D.”
Item 7. Material to be Filed as Exhibits.
          Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibits to the end thereof:

“Ex. 7.1:	Joint filing agreement, dated as of December 17, 2010 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey America Reinsurance Corporation, Clearwater Insurance Company, United States Fire Insurance Company, The North River Insurance Company, TIG Insurance Company, Wentworth Insurance Company Ltd. and nSpire Re Limited.

Ex. 7.2:	Form of Lock-Up Agreement.

Ex. 7.3:	Underwriting Agreement, dated as of December 14, 2010 between International Coal Group, Inc., the selling stockholders listed in Schedule B therein, and the underwriter listed in Schedule A therein (incorporated by reference to Exhibit 1.1 of the Form 8-K filed by International Coal Group, Inc. on December 16, 2010).”

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	V. Prem Watsa
/s/ V. Prem Watsa

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	1109519 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	The Sixty Two Investment Company Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	810679 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	Fairfax Financial Holdings Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	Chairman and Chief Executive Officer

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	Odyssey America Reinsurance Corporation
	By:	/s/ Kirk M. Reische
		Name:	Kirk M. Reische
		Title:	Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	Clearwater Insurance Company
	By:	/s/ Kirk M. Reische
		Name:	Kirk M. Reische
		Title:	Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	United States Fire Insurance Company
	By:	/s/ Dennis J. Hammer
		Name:	Dennis J. Hammer
		Title:	Senior Vice President and Controller

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	The North River Insurance Company
	By:	/s/ Dennis J. Hammer
		Name:	Dennis J. Hammer
		Title:	Senior Vice President and Controller

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	TIG Insurance Company
	By:	/s/ John J. Bator
		Name:	John J. Bator
		Title:	Chief Financial Officer and Senior Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	Wentworth Insurance Company Ltd.
	By:	/s/ Ronald Schokking
		Name:	Ronald Schokking
		Title:	Chairman

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010	nSpire Re Limited
	By:	/s/ John Casey
		Name:	John Casey
		Title:	President and Chief Operating Officer

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of Odyssey America Reinsurance Corporation

F	Directors and Executive Officers of Clearwater Insurance Company

G	Directors and Executive Officers of United States Fire Insurance Company

H	Directors and Executive Officers of The North River Insurance Company

I	Directors and Executive Officers of TIG Insurance Company

J	Directors and Executive Officers of Wentworth Insurance Company Ltd.

K	Directors and Executive Officers of nSpire Re Limited

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of The United States 1615 H Street, NW Washington, DC 20062	United States

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited Toronto, Ontario, Canada	Canadian

Timothy R. Price (Director)	Chairman of Brookfield Funds Brookfield Asset Management Inc. Brookfield Place, Suite 300 181 Bay Street Toronto, ON M5J 2T3	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

John Varnell (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Eric P. Salsberg (Vice President, Corporate Affairs)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

Paul Rivett (Vice President, Chief Legal Officer)	Vice President, Chief Legal Officer Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President, Chief Operating Officer and Corporate Secretary)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY AMERICA REINSURANCE CORPORATION
     The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Andrew A. Barnard (Chairman of the Board of Directors, President and Chief Executive Officer)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President and Director)	Executive Vice President, Odyssey Re Holdings Corp	United States

Jan Christiansen (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

James B. Salvesen (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer, Odyssey America Reinsurance Corporation	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President and Director)	Executive Vice President and Chief Operating Officer, Odyssey Re Holdings Corp.	United States

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
CLEARWATER INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of Clearwater Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Andrew A. Barnard (Chairman of the Board of Directors and Chief Executive Officer)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President and Director)	Executive Vice President, Odyssey Re Holdings Corp.	United States

Robert S. Bennett (Executive Vice President, Chief Actuary and Director)	Executive Vice President and Chief Actuary, Odyssey America Reinsurance Corporation	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President and Director)	Executive Vice President and Chief Operating Officer, Odyssey Re Holdings Corp.	United States

Christopher L. Gallagher (Executive Vice President and Director)	Senior Vice President, Odyssey America Reinsurance Corporation	United States

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
UNITED STATES FIRE INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President, Controller and Director)	Senior Vice President and Controller, United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
THE NORTH RIVER INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President, Controller and Director)	Senior Vice President and Controller, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Charles G. Ehrlich (Senior Vice President, Secretary and Director)	Senior Vice President and Secretary, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX J
DIRECTORS AND EXECUTIVE OFFICERS OF
WENTWORTH INSURANCE COMPANY LTD.
     The following table sets forth certain information with respect to the directors and executive officers of Wentworth Insurance Company Ltd..

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Colin Denis Murray (Director)	Director and General Manager JLT Insurance Management (B’dos) Ltd. Suite 302, Stevmar House, Rockley Christ Church, Barbados	Trinidad

Alister O’Brien Campbell (Director)	Director, Wentworth Insurance Company Ltd. Building #2 — Suite 1A, Manor Lodge Complex, Lodge Hill, St. Michael, Barbados	Barbados

Ronald Schokking (Chairman)	Vice President & Treasurer Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

Jean Cloutier (Director)	Vice President and Chief Actuary Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

William Peter Douglas (Director)	General Manager, Zenta Global Ltd. Suite C, Durants Business Centre Durants, Christ Church, Barbados	Barbados

ANNEX K
DIRECTORS AND EXECUTIVE OFFICERS OF
NSPIRE RE LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of nSpire Re Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Ronald Schokking (Chairman & Director)	Vice President & Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Adrian Masterson (Director)	Company Director, nSpire Re Limited First Floor, 25-28 Adelaide Road Dublin 2, Ireland	Republic of Ireland

David Caird (Director)	Company Director, nSpire Re Limited First Floor, 25-28 Adelaide Road Dublin 2, Ireland	Republic of Ireland

Jim Ruane (Director)	Company Director, nSpire Re Limited First Floor, 25-28 Adelaide Road Dublin 2, Ireland	Republic of Ireland

Nicholas C. Bentley (Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

John Casey (President and Chief Operating Officer)	President and Chief Operating Officer, nSpire Re Limited First Floor, 25-28 Adelaide Road Dublin 2, Ireland	Republic of Ireland

Exhibit Index

Exhibit No.	Description

Ex. 7.1:	Joint filing agreement, dated as of December 17, 2010 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey America Reinsurance Corporation, Clearwater Insurance Company, United States Fire Insurance Company, The North River Insurance Company, TIG Insurance Company, Wentworth Insurance Company Ltd. and nSpire Re Limited.

Ex. 7.2:	Form of Lock-Up Agreement.

Ex. 7.3:	Underwriting Agreement, dated as of December 14, 2010 between International Coal Group, Inc., the selling stockholders listed in Schedule B therein, and the underwriter listed in Schedule A therein (incorporated by reference to Exhibit 1.1 of the Form 8-K filed by International Coal Group, Inc. on December 16, 2010).